SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                   ____________________________________________________

                                       SCHEDULE 13D

                                     (Amendment No. 4)

                         Under the Securities Exchange Act of 1934


                                   DISCOVERY ZONE, INC.
                                     (Name of Issuer)

                          Common Stock, Par Value $.01 Per Share
                              (Title of Class of Securities)

                                        25468B 10 7
                                      (CUSIP Number)

                                 Philippe P. Dauman, Esq.
                                        Viacom Inc.
                                      200 Elm Street
                               Dedham, Massachusetts  02026
                                 Telephone: (617) 461-1600
                          (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices and
                                      Communications)

                                         Copy to:

                                   Stephen R. Volk, Esq.
                                    Shearman & Sterling
                                   599 Lexington Avenue
                                    New York, NY 10022
                                Telephone:  (212) 848-4000

                                    September 29, 1994
                  (Date of Event which Requires Filing of this Statement)

                         ========================================

               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
               Check the following box if a fee is being paid with this statement / /.







                                 Page 1 of ___ Pages

                        CUSIP No. 25468B 10 7

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                        BLOCKBUSTER DISCOVERY INVESTMENT, INC.
                                ----------------------------------------------------------------------------------------
                                        I.R.S. Identification No. 65-0403677
                                ----------------------------------------------------------------------------------------
                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                        / /     (a)
                                    ------------------------------------------------------------------------------------
                        / /     (b)
                                    ------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------
                        (3)     SEC Use Only
                                ----------------------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------
                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         --------------------------------------------------------------
                        Shares
                                    ------------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power          24,220,354
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power         24,220,354
                                                                   -----------------------------------------------------
                            With
                        ------------    --------------------------------------------------------------------------------
                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            ----------------------------
                                              24,220,354
                                    -------------------------------------------------------------------------------------

                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ---

                                ----------------------------------------------------------------------------------------

                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                     49.9%
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 2 of ___ Pages

                        CUSIP No. 25468B 10 7

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                    BLOCKBUSTER AMUSEMENT HOLDING CORPORATION
                                ----------------------------------------------------------------------------------------
                                    I.R.S. Identification No. 65-0403679
                                ----------------------------------------------------------------------------------------
                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------
                        (3)     SEC Use  Only
                                              --------------------------------------------------------------------------

                        ------------------------------------------------------------------------------------------------
                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         ---------------------------------------------------------------
                          Shares
                                        --------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power        24,220,354
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                          Each      (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power       24,220,354
                                                                   -----------------------------------------------------
                            With
                        ------------    --------------------------------------------------------------------------------
                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            ----------------------------
                                         24,220,354
                                    ------------------------------------------------------------------------------------

                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ----

                                ----------------------------------------------------------------------------------------

                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                    49.9%
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 3 of ___ Pages

                        CUSIP No. 25468B 10 7

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                    VIACOM INC.
                                ----------------------------------------------------------------------------------------
                                    I.R.S. Identification No. 04-2949533
                                ----------------------------------------------------------------------------------------
                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------
                        (3)     SEC Use  Only
                                              --------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------
                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                                                                                                    ----

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ----------------------------------------------------

                                -----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         ---------------------------------------------------------------
                          Shares
                                        --------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power        24,220,354
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power        24,220,354
                                                                   -----------------------------------------------------
                            With
                        ------------    --------------------------------------------------------------------------------
                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                          24,220,354
                                      ----------------------------------------------------------------------------------

                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ---

                                ----------------------------------------------------------------------------------------

                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                    49.9%
                                ----------------------------------------------------------------------------------------
                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------




                                                           Page 4 of ___ Pages

                        CUSIP No. 25468B 10 7

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                               SUMNER M. REDSTONE
                                ----------------------------------------------------------------------------------------
                                               S.S. No.
                                ----------------------------------------------------------------------------------------
                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------

                        (3)     SEC Use Only
                                            ----------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------
                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                                                                                                    ----
                                ----------------------------------------------------------------------------------------
                        (6)     Citizenship or Place of Organization   United States
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                          --------------------------------------------------------------
                          Shares
                                        --------------------------------------------------------------------------------
                        Beneficially  (8)    Shared Voting Power          24,220,354
                                                                 -------------------------------------------------------
                        Owned by
                                        --------------------------------------------------------------------------------
                          Each          (9)  Sole Dispositive Power
                                                                   -----------------------------------------------------
                         Reporting
                                        --------------------------------------------------------------------------------
                         Person      (10)  Shared Dispositive Power        24,220,354
                                                                   -----------------------------------------------------
                           With
                        --------             ---------------------------------------------------------------------------

                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            ----------------------------
                                     24,220,354
                                ----------------------------------------------------------------------------------------

                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                    ----

                                ----------------------------------------------------------------------------------------
                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                    49.9%
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)             IN
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 5 of ___ Pages

                       This Amendment No. 4 amends the Statement on
               Schedule 13D filed with the Securities and Exchange Commission on June 3, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Amusement Holding Corporation ("BAHC"), Blockbuster Fun & Fitness Holding Corporation ("BFF") and Blockbuster Discovery Investment, Inc. ("BDI"), as amended (the "Statement"). This Amendment No. 4 is filed with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Discovery Zone, Inc. (the "Issuer"), a Delaware corporation, with its principal offices located at 205 North Michigan Avenue, Chicago, Illinois 60601. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

               Item 2.   Identity and Background.
                         -----------------------
                       Item 2 is hereby amended and supplemented as
               follows:

                       The Closing of the Transactions occurred on
               September 2, 1994. As a result thereof, BFF ceased to be a reporting person.

                       As a result of the Merger described in Item 3 of
               this Amendment No. 4, Viacom Inc., a Delaware corporation ("Viacom"), and Mr. Sumner M. Redstone became reporting persons on the Statement.

                       Viacom has its principal office at 200 Elm Street,
               Dedham, Massachusetts 02026. Viacom is a diversified entertainment, publishing and communications company which holds the common stock of Viacom International Inc., a Delaware corporation engaged in the entertainment and communications businesses, and Paramount Communications
               Inc., a Delaware corporation engaged in the entertainment and publishing businesses. As of July 31, 1994, approximately 85.2% of the Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock") and 51.7% of the Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock") was owned by National Amusements, Inc., a Maryland corporation ("NAI").

                       NAI has its principal office at 200 Elm Street,
               Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States and United Kingdom and holding common stock of Viacom. 91.7% of the issued and outstanding shares of capital stock of NAI are owned by Mr. Sumner Redstone, directly or as trustee of various trusts.

                       Sumner M. Redstone is an individual whose business
               address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI, 200 Elm Street, Dedham, Massachusetts 02026; and Chairman of the Board of Viacom, 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone is a citizen of the United States.

                       The directors and executive officers of Viacom are
               set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:


                                 Page 6 of ___ Pages

                       (i)      name;

                       (ii) business address (or residence address where indicated); and

                       (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                       All of the directors and executive officers of
               Viacom are citizens of the United States.

                       During the last five years, neither Viacom nor any
               person named in Schedule I attached hereto (including Mr. Redstone) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
               (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.   Source and Amount of Funds or Other Consideration.
                         -------------------------------------------------
                       Item 3 of the Statement is hereby amended and
               supplemented as follows:

                       The shares of Common Stock the subject of the
               Statement were previously beneficially owned by BEC, and are beneficially owned by Viacom and Mr. Redstone as a result of BEC's merger with and into Viacom (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of January 7, 1994, between Viacom and BEC, as amended as of June 15, 1994 (the "Merger Agreement"). Pursuant thereto, each share of Common Stock (other than shares held by Viacom, BEC and, if appraisal rights are available under the Delaware General Corporation Law, those holders who have demanded and perfected appraisal rights) has been cancelled and converted into the right to receive (i) 0.08 of a share of Viacom Class A Common Stock, (ii) 0.60615 of a share of Viacom Class B Common Stock and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock, with such number of shares depending on market prices of Viacom Class B Common Stock during the year following the effective time of the Merger, evidenced by one variable common right of Viacom. A copy of the press release issued by Viacom on September 29, 1994, relating to the consummation of the Merger, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

               Item 5.   Interest in Securities of the Issuer.
                         ------------------------------------
                       Item 5 is hereby amended and supplemented as
               follows:

                       The Supplemental Stock Option was cancelled on
               September 29, 1994 simultaneously with the consummation of the Merger.


                                Page 7 of ___ Pages

               Item 7.   Material to Be Filed as Exhibits.
                         --------------------------------

               99.1    Press release issued by Viacom Inc. on September 29,
                       1994.

               99.2    Limited Power of Attorney.






                                 Page 8 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


               October 4, 1994               BLOCKBUSTER DISCOVERY
                                             INVESTMENT, INC.


                                             By     /s/ Thomas W. Hawkins
                                               ----------------------------
                                             Name:  Thomas W. Hawkins
                                             Title: Sr. Vice President,
                                                    General Counsel and
                                                    Secretary


                                Page 9 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


               October 4, 1994               BLOCKBUSTER AMUSEMENT
                                             HOLDING CORPORATION


                                             By     /s/ Thomas W. Hawkins
                                               ----------------------------
                                             Name:  Thomas W. Hawkins
                                             Title: Sr. Vice President,
                                                    General Counsel and
                                                    Secretary






                                 Page 10 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


               October 4, 1994               VIACOM INC.

                                             By   /s/ Philippe P. Dauman
                                               ----------------------------
                                             Name:  Philippe P. Dauman
                                             Title:    Executive Vice
                                                       President, General
                                                       Counsel, Chief
                                                       Administrative
                                                       Officer and
                                                       Secretary




                                 Page 11 of ___ Pages

               Signature


                         After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

               October 4, 1994
                                                       *
                                       ------------------------------------
                                        Sumner M. Redstone, Individually

               *By /s/ Philippe P. Dauman
                   -----------------------------------------
                  Philippe P. Dauman
                  Attorney-in-Fact under the
                  Limited Power of Attorney filed
                  as Exhibit 99.2 to the Statement,
                  Amendment No. 4.



                                 Page 12 of ___ Pages

                                                                   Schedule I
                                                               Executive Officers


                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------

                          Sumner M. Redstone*       Viacom Inc.               Chairman of the Board     National Amusements,
                                                    200 Elm Street            of Viacom; Chairman of    Inc.
                                                    Dedham, MA  02026         the Board and             Viacom Inc.
                                                                              President, Chief          200 Elm Street
                                                                              Executive Officer of      Dedham, MA  02026
                                                                              NAI

                          Frank J. Biondi, Jr.*     Viacom International      President, Chief          Viacom International
                                                    Inc.                      Executive Officer of      Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Raymond A. Boyce          Viacom International      Sr. VP, Corporate         Viacom International
                                                    Inc.                      Relations of Viacom       Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          Vaughn A. Clarke          Viacom International      Sr. VP, Treasurer of      Viacom International
                                                    Inc.                      Viacom                    Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          Philippe P. Dauman*       Viacom International      Executive VP, General     Viacom International
                                                    Inc.                      Counsel, Chief            Inc.
                                                    1515 Broadway             Administrative Officer    1515 Broadway
                                                    New York, NY  10036       and Secretary of Viacom   New York, NY  10036

                          Thomas E. Dooley          Viacom International      Executive VP, Finance,    Viacom International
                                                    Inc.                      Corporate Development     Inc.
                                                    1515 Broadway             and Communications of     1515 Broadway
                                                    New York, NY  10036       Viacom                    New York, NY  10036


                          Michael D. Fricklas       Viacom International      Sr. VP, Deputy General    Viacom International
                                                    Inc.                      Counsel of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Rudolph L. Hertlein       Viacom International      Sr. VP of Viacom          Viacom International
                                                    Inc.                                                Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Edward D. Horowitz        Viacom International      Sr. VP, Technology of     Viacom International
                                                    Inc.                      Viacom; Chairman, Chief   Inc.
                                                    1515 Broadway             Executive Officer of      1515 Broadway
                                                    New York, NY  10036       New Media and             New York, NY  10036
                                                                              Interactive Television

                          ____________________
                          *  Director

                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------

                          Kevin C. Lavan            Viacom International      Sr. VP, Controller and    Viacom International
                                                    Inc.                      Chief Accounting          Inc.
                                                    1515 Broadway             Officer of Viacom         1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Henry Leingang            Viacom International      Sr. VP, Chief             Viacom International
                                                    Inc.                      Information Officer of    Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          William A. Roskin         Viacom International      Sr. VP, Human Resources   Viacom International
                                                    Inc.                      and Administration of     Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          George S. Smith, Jr.      Viacom International      Sr. VP, Chief Financial   Viacom International
                                                    Inc.                      Officer of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Mark M. Weinstein         Viacom International      Sr. VP, Government        Viacom International
                                                    Inc.                      Affairs of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                                                                        Directors


                          Steven R. Berrard*        Blockbuster               President and Chief       Blockbuster
                                                    Entertainment             Executive Officer of      Entertainment
                                                    Group                     the Blockbuster           Group
                                                    One Blockbuster Plaza     Entertainment Group       One Blockbuster Plaza
                                                    Fort Lauderdale, FL                                 Fort Lauderdale, FL
                                                    33301                                               33301

                          William C. Ferguson       NYNEX Corporation         Chairman of the Board     NYNEX Corporation
                                                    335 Madison Avenue        and Chief Executive       335 Madison Avenue
                                                    New York, NY  10017       Officer of NYNEX          New York, NY  10017

                          H. Wayne Huizenga         Blockbuster               Vice Chairman of the      Blockbuster
                                                    Entertainment             Board of Viacom;          Entertainment
                                                    Group                     Chairman of the Board     Group
                                                    One Blockbuster Plaza     of Huizenga Holdings,     One Blockbuster Plaza
                                                    Fort Lauderdale, FL       Inc.; Chairman of the     Fort Lauderdale, FL
                                                    33301                     Board of Spelling         33301
                                                                              Entertainment Group
                                                                              Inc.

                          George D. Johnson, Jr.*   Blockbuster               President -- Domestic     Blockbuster
                                                    Entertainment             Consumer Division of      Entertainment
                                                    Group                     the Blockbuster           Group
                                                    One Blockbuster Plaza     Entertainment Group       One Blockbuster Plaza
                                                    Fort Lauderdale, FL                                 Fort Lauderdale, FL
                                                    33301                                               33301

                          Ken Miller                CS First Boston           Vice Chairman of CS       CS First Boston
                                                    Park Avenue Plaza         First Boston              Park Avenue Plaza
                                                    55 East 52nd Street                                 55 East 52nd Street
                                                    New York, NY 10055                                  New York, NY 10055


                          Brent D. Redstone         31270 Eagle Crest Lane    Self-Employed
                                                    Evergreen, CO  80439
                                                    [Residence]

- --------
* It is anticipated that the Board of Directors of Viacom will promptly elect Messrs. Berrard and Johnson to the Board, as disclosed in the Joint Proxy Statement/Prospectus of Viacom and BEC in connection with the Merger.

                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------
                          Frederic V. Salerno       NYNEX Corporation         Vice Chairman--Finance    NYNEX Corporation
                                                    335 Madison Avenue        and Business              335 Madison Avenue
                                                    New York, NY  10017       Development of NYNEX      New York, NY  10017

                          William Schwartz          Yeshiva University        VP for Academic Affairs   Yeshiva University
                                                    2495 Amsterdam Avenue     (chief academic           2495 Amsterdam Avenue
                                                    New York, NY  10033       officer) of Yeshiva       New York, NY  10033
                                                                              University

                                       Exhibit Index

Exhibit No.                   Description                         Page No.
- ----------                    -----------                         --------

    99.1            Press release issued by
                    Viacom Inc. on September 29, 1994.

    99.2            Limited Power of Attorney